

Mail Stop 6010

October 12, 2007

Via Facsimile and U.S. Mail

Mr. Bevil J. Hogg
Chief Executive Officer
Stereotaxis, Inc.
4320 Forest Park Avenue, Suite 100
St. Louis, MO 63108

> **Re: Stereotaxis, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 13, 2007**
> **Form 10-Q for the quarter ended June 30, 2007**
> **File No. 0-50884**

Dear Mr. Hogg:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2007

Financial Information, page 3

Revenue Recognition, page 6

1.   Please refer to prior comment 15. Please disclose, similar to your response, that you changed how you applied SAB 104 and EITF 00-21, why you made the change, and when you made the change.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                            Sincerely,

                            Kaitlin Tillan
                            Assistant Chief Accountant